Exhibit 2

Second Quarter Results 2023

UDEM - Roberto Garza Sada Center, Santa Catarina, Mexico

Stock Listing Information	Investor Relations

NYSE (ADS)	In the United States:

Ticker: CX	+ 1 877 7CX NYSE

Mexican Stock Exchange (CPO)	In Mexico:

Ticker: CEMEX.CPO	+ 52 (81) 8888 4292

Ratio of CEMEXCPO to CX = 10:1	E-Mail: ir@cemex.com

Operating and financial highlights

		January - June			Second Quarter
				l-t-l				l-t-l
	2023	2022	% var	% var	2023	2022	% var	% var
Consolidated domestic gray cement volume	25,743	27,993	(8%)		13,426	14,271	(6%)
Consolidated ready-mix volume	24,077	25,214	(5%)		12,371	13,049	(5%)
Consolidated aggregates volume	68,933	69,357	(1%)		36,681	35,489	3%
Net sales	8,602	7,753	11%	10%	4,566	4,028	13%	10%
Gross profit	2,869	2,409	19%	23%	1,579	1,260	25%	31%
as % of net sales	33.3%	31.1%	2.2pp		34.6%	31.3%	3.3pp
Operating earnings before other income and expenses, net	1,086	836	30%	25%	651	430	51%	44%
as % of net sales	12.6%	10.8%	1.8pp		14.3%	10.7%	3.6pp
SG&A expenses as % of net sales	6.6%	5.8%	0.8pp		6.4%	5.7%	0.7pp
Controlling interest net income (loss)	497	463	7%		272	265	2%
Operating EBITDA	1,694	1,401	21%	18%	961	716	34%	29%
as % of net sales	19.7%	18.1%	1.6pp		21.1%	17.8%	3.3pp
Free cash flow after maintenance capital expenditures	223	(20)	N/A		278	154	80%
Free cash flow	54	(194)	N/A		195	56	246%
Total debt	7,665	8,729	(12%)		7,665	8,729	(12%)
Earnings (loss) of continuing operations per ADS	0.34	0.30	12%		0.18	0.18	5%
Fully diluted earnings (loss) of continuing operations per ADS (1)	0.34	0.30	12%		0.18	0.18	5%
Average ADSs outstanding	1,474	1,481	(1%)		1,472	1,474	(0%)
Employees	44,875	42,694	5%		44,875	42,694	5%

This information does not include discontinued operations. Please see page 14 of this report for additional information.

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.

In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.

Please refer to page 13 for end-of quarter CPO-equivalent units outstanding.

Consolidated net sales in the second quarter of 2023 reached US$4.6 billion, an increase of +10% on a like-to-like basis, compared to the second quarter of 2022. Higher prices in local currency terms in all our regions were the main drivers of our top line growth.

Cost of sales, as a percentage of Net Sales, decreased by 3.3pp to 65.4% during the second quarter of 2023, from 68.7% in the same period last year, mainly driven by pricing, easing cost headwinds, and operational efficiencies.

Operating expenses, as a percentage of Net Sales, decreased by 0.3pp to 20.3% during the second quarter of 2023 compared with the same period last year, mainly due to lower distribution expenses.

Operating EBITDA in the second quarter of 2023 reached US$961 million, increasing +29% on a like-to-like basis. EBITDA was higher in all four regions, with the US, Europe, and SCAC increasing double-digit, and Mexico growing high single-digit.

Operating EBITDA margin increased by 3.3pp from 17.8% in the second quarter of 2022 to 21.1% this quarter.

Controlling interest net income (loss) resulted in an income of US$272 million in the second quarter of 2023 versus an income of US$265 million in the same quarter of 2022. The higher income primarily reflects a higher operating income and a positive variation in foreign exchange results, partially offset by higher financial expenses and higher income tax.

2023 Second Quarter Results	Page 2

Operating results

Mexico

	January - June				Second Quarter
	2023	2022	% var	l-t-l % var	2023	2022	% var	l-t-l % var
Net sales	2,395	1,878	27%	13%	1,298	998	30%	14%
Operating EBITDA	744	606	23%	9%	399	320	25%	9%
Operating EBITDA margin	31.1%	32.3%	(1.2pp )		30.8%	32.1%	(1.3pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(1%)	1%	8%	6%	9%	11%
Price (USD)	28%	28%	41%	45%	34%	36%
Price (local currency)	14%	12%	26%	27%	20%	19%

Our Mexican operations delivered strong results, with double-digit growth in Sales and high single-digit increase in EBITDA. As our pricing strategy continued to make meaningful inroads in offsetting the last two years’ inflation, EBITDA rose for the third consecutive quarter. EBITDA margin decreased year-over-year primarily due to an unfavorable product mix and higher distribution, electricity, and labor costs.

Our cement volumes rose 1% year-over-year, the first sign of demand recovery in two years, and growing 12% sequentially, supported by continued strong bulk cement performance from formal construction, and from market share recovery in bagged cement. Ready-mix and aggregates volumes also benefited from formal construction strength, with growth of mid-single digit and double-digit, respectively.

The alternative fuel substitution rate reached a record in Mexico of 44% with four plants at levels above 50%.

United States

	January - June				Second Quarter
	2023	2022	% var	l-t-l % var	2023	2022	% var	l-t-l % var
Net sales	2,675	2,492	7%	7%	1,420	1,296	10%	10%
Operating EBITDA	533	363	47%	47%	303	162	87%	87%
Operating EBITDA margin	19.9%	14.5%	5.4pp		21.3%	12.5%	8.8pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(13%)	(8%)	(11%)	(10%)	(5%)	5%
Price (USD)	18%	15%	23%	21%	20%	11%
Price (local currency)	18%	15%	23%	21%	20%	11%

The United States had a record quarter benefiting from our pricing strategy, growth investments, and decelerating costs. The 87% growth in EBITDA and 8.8pp margin expansion reflects these dynamics, as well as prior year’s comparative base, which was significantly affected by multiple cement plants’ unplanned outages and supply chain disruptions.

Cement and ready-mix volumes continued to be impacted by weather and a weak residential sector. Aggregates volumes increased mid-single digit, due to the opening of a new sand mine in Florida as well as the acquisition of the assets of Atlantic Minerals Limited in Canada. Cement and ready-mix prices rose double-digit year-over-year and increased low single digit sequentially. Price increases were announced for third quarter, covering approximately 90% of our cement volumes.

2023 Second Quarter Results	Page 3

Operating results

Europe, Middle East, Africa and Asia

	January - June				Second Quarter
	2023	2022	% var	l-t-l % var	2023	2022	% var	l-t-l % var
Net sales	2,588	2,490	4%	9%	1,354	1,294	5%	6%
Operating EBITDA	360	338	6%	13%	212	193	10%	11%
Operating EBITDA margin	13.9%	13.6%	0.3pp		15.7%	14.9%	0.8pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(11%)	(11%)	(5%)	(7%)	(1%)	(2%)
Price (USD)	17%	18%	11%	12%	6%	10%
Price (local currency) (*)	25%	21%	15%	13%	9%	9%

EMEA delivered solid results despite a challenging demand environment, with EBITDA growing year-on-year for the seventh consecutive quarter. Top line and EBITDA growth was mainly driven by our disciplined pricing and carbon strategy, as well as important contributions from growth investments. EBITDA margin expanded by almost one percentage point, to the highest level in seven quarters.

EBITDA in Europe rose 32% while margin increased by 3.2pp, showing strong cement pricing momentum, with 28% growth year-over-year. Sequential cement prices rose 3% on the back of April increases in Germany and the United Kingdom. The region continued to post new company records in Climate Action and is well on its way to match the EU’s 55% 2030 carbon emissions reduction target.

In the Philippines, cement volumes declined 17% during the second quarter mainly as a result of continued weakness in construction activity, driven by high inflation and interest rates, lower infrastructure activity, and a tough comparative base. Domestic cement prices decreased 2% during the second quarter in local currency terms and 4% sequentially. On a like-to-like basis, Sales in the country decreased 18% during the quarter, while EBITDA and EBITDA margin declined by 56% and 12.5pp respectively, due to lower volumes and inflationary pressures, particularly energy. The expected date of completion of the new line of our Solid Cement Plant is first quarter 2024.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2023 Second Quarter Results	Page 4

Operating results

South, Central America and the Caribbean

		January - June				Second Quarter
	2023	2022	% var	l-t-l % var	2023	2022	% var	l-t-l % var
Net sales	858	838	2%	7%	447	418	7%	10%
Operating EBITDA	196	208	(6%)	(4%)	112	99	13%	15%
Operating EBITDA margin	22.9%	24.9%	(2.0pp )		25.1%	23.7%	1.4pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(6%)	(3%)	1%	3%	8%	14%
Price (USD)	7%	7%	10%	13%	9%	10%
Price (local currency) (*)	11%	10%	21%	21%	20%	18%

Net sales and EBITDA in the South, Central America and Caribbean region grew double-digit driven by a strong pricing contribution and decelerating energy costs. Cement volumes continued to be pressured by weak bagged cement demand, although bulk cement, ready-mix, and aggregates, showed positive performance supported mainly by the infrastructure sector. EBITDA margin for the second quarter marks an inflection point, with an expansion of 1.4pp year-over-year as a result of our pricing strategy and decelerating input cost inflation.

In Colombia, cement volumes declined low single digit, mainly driven by a weak residential sector, which was partially offset by strong infrastructure-related activity.

In the Dominican Republic, while weak informal cement demand weighs on bagged cement volumes, we continue to see robust activity in formal construction, primarily in tourism and infrastructure-related projects.

In Panama, cement and ready-mix volumes increased mainly driven by the infrastructure projects related to the metro, the fourth bridge over the canal, and highway expansions.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2023 Second Quarter Results	Page 5

Operating results

Operating EBITDA and free cash flow

	January—June			Second Quarter
	2023	2022	% var	2023	2022	% var
Operating earnings before other income and expenses, net	1,086	836	30%	651	430	51%
+ Depreciation and operating amortization	608	565		310	286

Operating EBITDA	1,694	1,401	21%	961	716	34%
- Net financial expense	289	258		145	131
- Maintenance capital expenditures	389	386		233	205
- Change in working capital	546	660		92	172
- Taxes paid	291	113		207	64
- Other cash items (net)	(43)	(4)		8	(21)
- Free cash flow discontinued operations	—	8		—	11

Free cash flow after maintenance capital expenditures	223	(20)	N/A	278	154	80%

- Strategic capital expenditures	169	174		83	98

Free cash flow	54	(194)	N/A	195	56	246%

In millions of U.S. dollars, except percentages.

FCF after maintenance capex for the second quarter of 2023 was higher than the prior year mainly due to EBITDA growth, as well as lower working capital. During the quarter, uses of cash below the Free cash flow line include the acquisition of the assets of Atlantic Minerals Limited in Canada, the investment in a new Construction, Demolition, and Excavation Waste (CDEW) recycling center in Israel, and the coupons of our subordinated notes with no fixed maturity.

Information on debt

				First Quarter
	Second Quarter
	2023	2022	% var	2023
Total debt (1)	7,665	8,729	(12%)	7,862
Short-term	4%	5%		4%
Long-term	96%	95%		96%
Cash and cash equivalents	471	490	(4%)	758

Net debt	7,194	8,239	(13%)	7,104

Consolidated net debt (2)	7,281	8,123		7,157
Consolidated leverage ratio (2)	2.45	2.88		2.62
Consolidated coverage ratio (2)	6.90	6.74		6.38

	Second Quarter
	2023	2022
Currency denomination
U.S. dollar	74%	77%
Euro	15%	15%
Mexican peso	5%	3%
Other	6%	5%
Interest rate(3)
Fixed	64%	81%
Variable	36%	19%

In millions of U.S. dollars, except percentages and ratios.

(1)	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Calculated in accordance with our contractual obligations under our main bank debt agreements.
(3)	Includes the effect of our interest rate derivatives, as applicable.

2023 Second Quarter Results	Page 6

Operating results

Consolidated Statement of Operations & Statement of Financial Position

Cemex, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. dollars, except per ADS amounts)

	January - June				Second Quarter
STATEMENT OF OPERATIONS	2023	2022	% var	like-to-like % var	2023	2022	% var	like-to-like % var
Net sales	8,601,876	7,752,736	11%	10%	4,566,076	4,028,117	13%	10%
Cost of sales	(5,733,289)	(5,344,084)	(7%)		(2,987,160)	(2,768,589)	(8%)
Gross profit	2,868,588	2,408,653	19%	23%	1,578,916	1,259,528	25%	31%
Operating expenses	(1,782,328)	(1,572,437)	(13%)		(927,612)	(829,319)	(12%)

Operating earnings before other income and expenses, net	1,086,259	836,216	30%	25%	651,304	430,209	51%	44%
Other expenses, net	(29,162)	6,456	N/A		(37,402)	27,611	N/A

Operating earnings	1,057,097	842,672	25%		613,902	457,819	34%
Financial expense	(268,491)	(243,639)	(10%)		(136,432)	(125,232)	(9%)
Other financial income (expense), net	24,359	(41,063)	N/A		(7,092)	(16,855)	58%
Financial income	16,281	6,987	133%		9,429	3,291	186%
Results from financial instruments, net	(53,560)	21,469	N/A		(43,855)	23,543	N/A
Foreign exchange results	107,269	(40,049)	N/A		49,207	(29,572)	N/A
Effects of net present value on assets and liabilities and others, net	(45,631)	(29,471)	(55%)		(21,873)	(14,119)	(55%)
Equity in gain (loss) of associates	30,983	22,787	36%		23,050	17,386	33%

Income (loss) before income tax	843,948	580,757	45%		493,427	333,119	48%
Income tax	(337,610)	(120,552)	(180%)		(206,916)	(68,560)	(202%)

Profit (loss) of continuing operations	506,338	460,205	10%		286,511	264,558	8%
Discontinued operations	—	18,544	(100%)		—	6,386	(100%)

Consolidated net income (loss)	506,338	478,749	6%		286,511	270,944	6%
Non-controlling interest net income (loss)	9,047	15,342	(41%)		14,666	5,622	161%

Controlling interest net income (loss)	497,291	463,406	7%		271,845	265,322	2%

Operating EBITDA	1,694,109	1,401,084	21%	18%	961,441	715,796	34%	29%
Earnings (loss) of continued operations per ADS	0.34	0.30	12%		0.18	0.18	5%
Earnings (loss) of discontinued operations per ADS	0.00	0.01	(100%)		0.00	0.00	(100%)

	As of June 30
STATEMENT OF FINANCIAL POSITION	2023	2022	% var
Total assets	27,961,648	26,986,758	4%
Cash and cash equivalents	470,793	489,698	(4%)
Trade receivables less allowance for doubtful accounts	2,096,332	1,866,859	12%
Other accounts receivable	630,660	607,496	4%
Inventories, net	1,823,398	1,500,476	22%
Assets held for sale	49,605	142,348	(65%)
Other current assets	187,470	214,079	(12%)
Current assets	5,258,258	4,820,957	9%
Property, machinery and equipment, net	11,994,582	11,144,125	8%
Other assets	10,708,809	11,021,675	(3%)

Total liabilities	15,497,709	16,409,456	(6%)
Current liabilities	5,921,412	5,512,243	7%
Long-term liabilities	6,392,264	7,423,745	(14%)
Other liabilities	3,184,033	3,473,467	(8%)

Total stockholder’s equity	12,463,939	10,577,302	18%
Common stock and additional paid-in capital	7,686,469	7,810,104	(2%)
Other equity reserves	(2,133,178)	(2,475,169)	14%
Subordinated notes	1,847,419	935,887	97%
Retained earnings	4,743,070	3,850,826	23%
Non-controlling interest	320,159	455,654	(30%)

2023 Second Quarter Results	Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - June				Second Quarter
NET SALES	2023	2022	% var	like-to-like % var	2023	2022	% var	like-to-like % var
Mexico	2,394,547	1,878,311	27%	13%	1,297,503	997,611	30%	14%
U.S.A.	2,675,287	2,492,479	7%	7%	1,420,328	1,296,349	10%	10%
Europe, Middle East, Asia and Africa	2,587,758	2,489,936	4%	9%	1,353,517	1,293,633	5%	6%
Europe	1,871,006	1,720,752	9%	9%	1,010,937	918,566	10%	7%
Philippines	164,766	204,119	(19%)	(15%)	79,905	102,082	(22%)	(18%)
Middle East and Africa	551,986	565,065	(2%)	16%	262,674	272,985	(4%)	12%
South, Central America and the Caribbean	858,178	838,056	2%	7%	447,066	417,873	7%	10%
Others and intercompany eliminations	86,106	53,954	60%	58%	47,662	22,650	110%	111%

TOTAL	8,601,876	7,752,736	11%	10%	4,566,076	4,028,117	13%	10%

GROSS PROFIT
Mexico	1,145,847	894,592	28%	14%	619,616	478,638	29%	14%
U.S.A.	774,212	594,341	30%	30%	426,827	297,028	44%	44%
Europe, Middle East, Asia and Africa	620,971	608,622	2%	7%	349,153	338,195	3%	4%
Europe	477,445	419,109	14%	14%	283,288	246,398	15%	12%
Philippines	39,284	78,090	(50%)	(47%)	20,968	39,286	(47%)	(44%)
Middle East and Africa	104,243	111,422	(6%)	18%	44,897	52,510	(14%)	3%
South, Central America and the Caribbean	286,194	292,892	(2%)	1%	159,410	140,410	14%	16%
Others and intercompany eliminations	41,363	18,206	127%	1060%	23,911	5,258	355%	3035%

TOTAL	2,868,588	2,408,653	19%	23%	1,578,916	1,259,528	25%	31%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Mexico	637,328	523,474	22%	8%	343,875	277,017	24%	8%
U.S.A.	292,792	124,086	136%	136%	181,027	42,367	327%	327%
Europe, Middle East, Asia and Africa	195,726	176,596	11%	19%	128,180	113,858	13%	13%
Europe	143,327	89,157	61%	59%	105,483	72,531	45%	41%
Philippines	5,528	38,141	(86%)	(87%)	4,552	19,004	(76%)	(76%)
Middle East and Africa	46,871	49,298	(5%)	27%	18,144	22,323	(19%)	1%
South, Central America and the Caribbean	155,131	167,117	(7%)	(6%)	92,150	78,539	17%	19%
Others and intercompany eliminations	(194,718)	(155,056)	(26%)	(14%)	(93,928)	(81,572)	(15%)	(1%)

TOTAL	1,086,259	836,216	30%	25%	651,304	430,209	51%	44%

2023 Second Quarter Results	Page 8

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of Net sales.

	January - June				Second Quarter
				like-to-like				like-to-like
OPERATING EBITDA	2023	2022	% var	% var	2023	2022	% var	% var
Mexico	743,612	606,259	23%	9%	399,210	320,321	25%	9%
U.S.A.	532,871	362,504	47%	47%	303,037	162,078	87%	87%
Europe, Middle East, Asia and Africa	359,679	338,089	6%	13%	212,080	192,711	10%	11%
Europe	266,892	194,338	37%	37%	170,041	124,868	36%	32%
Philippines	22,176	57,355	(61%)	(60%)	12,280	28,445	(57%)	(56%)
Middle East and Africa	70,611	86,396	(18%)	6%	29,760	39,397	(24%)	(7%)
South, Central America and the Caribbean	196,106	208,278	(6%)	(4%)	112,127	99,024	13%	15%
Others and intercompany eliminations	(138,159)	(114,047)	(21%)	(6%)	(65,014)	(58,338)	(11%)	8%

TOTAL	1,694,109	1,401,084	21%	18%	961,441	715,796	34%	29%

OPERATING EBITDA MARGIN
Mexico	31.1%	32.3%			30.8%	32.1%
U.S.A.	19.9%	14.5%			21.3%	12.5%
Europe, Middle East, Asia and Africa	13.9%	13.6%			15.7%	14.9%
Europe	14.3%	11.3%			16.8%	13.6%
Philippines	13.5%	28.1%			15.4%	27.9%
Middle East and Africa	12.8%	15.3%			11.3%	14.4%
South, Central America and the Caribbean	22.9%	24.9%			25.1%	23.7%

TOTAL	19.7%	18.1%			21.1%	17.8%

2023 Second Quarter Results	Page 9

Operating results

Volume Summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - June			Second Quarter
	2023	2022	% var	2023	2022	% var
Consolidated cement volume (1)	30,025	32,107	(6%)	15,622	16,331	(4%)
Consolidated ready-mix volume	24,077	25,214	(5%)	12,371	13,049	(5%)
Consolidated aggregates volume (2)	68,933	69,357	(1%)	36,681	35,489	3%

Per-country volume summary
	January - June	Second Quarter	Second Quarter 2023
DOMESTIC GRAY CEMENT VOLUME	2023 vs. 2022	2023 vs. 2022	vs. First Quarter 2023
Mexico	(1%)	1%	12%
U.S.A.	(13%)	(8%)	12%
Europe, Middle East, Asia and Africa	(11%)	(11%)	9%
Europe	(11%)	(12%)	22%
Philippines	(17%)	(17%)	(1%)
Middle East and Africa	(3%)	(0%)	(11%)
South, Central America and the Caribbean	(6%)	(3%)	0%
READY-MIX VOLUME
Mexico	8%	6%	7%
U.S.A.	(11%)	(10%)	9%
Europe, Middle East, Asia and Africa	(5%)	(7%)	3%
Europe	(9%)	(10%)	10%
Philippines	N/A	N/A	N/A
Middle East and Africa	2%	(1%)	(7%)
South, Central America and the Caribbean	1%	3%	5%
AGGREGATES VOLUME
Mexico	9%	11%	10%
U.S.A.	(5%)	5%	22%
Europe, Middle East, Asia and Africa	(1%)	(2%)	9%
Europe	(1%)	(2%)	14%
Philippines	N/A	N/A	N/A
Middle East and Africa	(0%)	(0%)	(6%)
South, Central America and the Caribbean	8%	14%	8%

(1)	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar, and clinker.
(2)	Consolidated aggregates volumes include aggregates from our marine business in the United Kingdom.

2023 Second Quarter Results	Page 10

Operating results

Price Summary

Variation in U.S. dollars

	January - June	Second Quarter	Second Quarter 2023 vs.
DOMESTIC GRAY CEMENT PRICE	2023 vs. 2022	2023 vs. 2022	First Quarter 2023
Mexico	28%	28%	6%
U.S.A.	18%	15%	1%
Europe, Middle East, Asia and Africa (*)	17%	18%	8%
Europe (*)	30%	32%	5%
Philippines	(3%)	(6%)	(5%)
Middle East and Africa (*)	(16%)	(16%)	0%
South, Central America and the Caribbean (*)	7%	7%	5%
READY-MIX PRICE
Mexico	41%	45%	12%
U.S.A.	23%	21%	2%
Europe, Middle East, Asia and Africa (*)	11%	12%	2%
Europe (*)	18%	19%	2%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	(0%)	(1%)	(1%)
South, Central America and the Caribbean (*)	10%	13%	7%
AGGREGATES PRICE
Mexico	34%	36%	15%
U.S.A.	20%	11%	(6%)
Europe, Middle East, Asia and Africa (*)	6%	10%	2%
Europe (*)	8%	12%	2%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	(2%)	(2%)	(3%)
South, Central America and the Caribbean (*)	9%	10%	8%

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2023 Second Quarter Results	Page 11

Operating results

Variation in Local Currency

	January - June	Second Quarter	Second Quarter 2023 vs.
DOMESTIC GRAY CEMENT PRICE	2023 vs. 2022	2023 vs. 2022	First Quarter 2023
Mexico	14%	12%	1%
U.S.A.	18%	15%	1%
Europe, Middle East, Asia and Africa (*)	25%	21%	6%
Europe (*)	31%	28%	3%
Philippines	2%	(2%)	(4%)
Middle East and Africa (*)	33%	27%	1%
South, Central America and the Caribbean (*)	11%	10%	3%
READY-MIX PRICE
Mexico	26%	27%	8%
U.S.A.	23%	21%	2%
Europe, Middle East, Asia and Africa (*)	15%	13%	2%
Europe (*)	18%	16%	0%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	11%	8%	1%
South, Central America and the Caribbean (*)	21%	21%	3%
AGGREGATES PRICE
Mexico	20%	19%	10%
U.S.A.	20%	11%	(6%)
Europe, Middle East, Asia and Africa (*)	9%	9%	1%
Europe (*)	10%	10%	1%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	8%	7%	(0%)
South, Central America and the Caribbean (*)	20%	18%	4%

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2023 Second Quarter Results	Page 12

Other information

Operating expenses

The following table shows the breakdown of operating expenses for the period presented.

	January - June		Second Quarter
In thousands of US dollars	2023	2022	2023	2022
Administrative expenses	565,779	445,826	290,053	230,805
Selling expenses	167,206	150,202	87,594	77,725
Distribution and logistic expenses	944,231	883,464	497,536	472,007

Operating expenses before depreciation	1,677,217	1,479,492	875,182	780,537

Depreciation in operating expenses	105,112	92,945	52,430	48,782

Operating expenses	1,782,328	1,572,437	927,612	829,319

As % of Net Sales
Administrative expenses	6.6%	5.8%	6.4%	5.7%
SG&A expenses	8.5%	7.7%	8.3%	7.7%

Equity-related information

One Cemex ADS represents ten Cemex CPOs. One Cemex CPO represents two Series A shares and one Series B share. The following amounts are expressed in CPO-equivalent terms.

Beginning-of-quarter outstanding CPO-equivalents	14,487,786,971

End-of-quarter outstanding CPO-equivalents	14,487,786,971

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form less CPOs held in subsidiaries, which as of June 30, 2023, were 20,541,277.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of Cemex’s derivative instruments as of the last day of each quarter presented.

	Second Quarter				First Quarter
	2023		2022		2023
In millions of US dollars	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	1,488	(135)	1,822	(8)	1,495	(94)
Interest rate swaps (2)	1,056	49	1,310	58	1,040	41
Fuel derivatives	152	(1)	111	63	161	(1)

	2,696	(87)	3,243	113	2,696	54

1)

The exchange rate derivatives are used to manage currency exposures arising from regular operations, net investment hedge and forecasted transactions. As of June 30, 2023, the derivatives related to net investment hedge represent a notional amount of US$1,188 million.

2)	Interest-rate swap derivatives related to bank loans.

Under IFRS, companies are required to recognize the fair value of all derivative financial instruments on the balance sheet as financial assets or liabilities, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in such cases, changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. Moreover, in transactions related to net investment hedges, changes in fair market value are recorded directly in equity as part of the currency translation effect and are reclassified to the income statement only in the case of a disposal of the net investment. As of June 30, 2023, in connection with its derivatives portfolio’s fair market value recognition, Cemex recognized a negative change in mark to market as compared to 1Q23 which increased its net financial liabilities to US$87 million.

2023 Second Quarter Results	Page 13

Operating information

Discontinued operations

On October 25, 2022, Cemex successfully concluded a partnership with Advent International (“Advent”). As part of the partnership, Advent acquired a 65% stake in Neoris for US$119 million from Cemex. While surrendering control to Advent, Cemex retained a 34.8% stake and remained a key strategic partner and customer of Neoris. Cemex’s retained 34.8% stake in Neoris is accounted for under the equity method. Neoris’ results for the six-month period ended June 30, 2022, are reported in Cemex’s income statements, net of income tax, in the single line item “Discontinued operations.”

On August 31, 2022, Cemex concluded with affiliates of Cementos Progreso Holdings, S.L. the sale of its operations in Costa Rica and El Salvador, for a total consideration related to the aggregate majority ownership of US$325 million. The assets divested consisted of one cement plant, one grinding station, seven ready-mix plants, one aggregates quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. As of June 30, 2022, the assets and liabilities associated with these operations are presented in the Statement of Financial Position within the line items of “Assets held for sale” and “Liabilities directly related to assets held for sale,” respectively. Cemex’s operations of these assets for the six-month period ended June 30, 2022, are reported in Cemex’s income statements, net of income tax, in the single line item “Discontinued operations.”

The following table presents condensed combined information of the income statements for the six-month period ended June 30, 2022, for Cemex’s discontinued operations related to Neoris, Costa Rica and El Salvador:

STATEMENT OF OPERATIONS	Jan-June		Second Quarter
(Millions of U.S. dollars)	2023	2022	2023	2022
Sales	—	165	—	84
Cost of sales, operating expenses, and other expenses, net	—	(154)	—	(83)
Interest expense, net, and others	—	19	—	11

Income (loss) before income tax	—	30	—	12

Income tax	—	(9)	—	(4)

Income (loss) from discontinued operations	—	21	—	8

Net gain (loss) on sale	—	(2)	—	(2)

Net result from discontinued operations	—	19	—	6

Relevant accounting effects included in the reported financial statements

During the fourth quarter of 2022, Cemex recognized non-cash impairment charges in the statement of operations for an aggregate amount of US$442 million within the line-item other expenses, net, of which US$365 million refer to impairment of goodwill and US$77 million refer to impairment of property, machinery and equipment. The impairment losses of goodwill refer to Cemex operating segments in the United States for US$273 million and Spain for US$92 million, which reduced the line item of goodwill in the statement of financial position. Moreover, the impairment losses of property, machinery and equipment relate mainly also to Cemex’s businesses in the United States and Spain.

The impairment losses of goodwill are mainly related to the significant increase in the discount rates as compared to 2021 and the resulting significant decrease in the Cemex’s projected cash flows in these operating segments considering the global high inflationary environment, which increased the risk-free rates, and the material increase in the funding cost observed in the industry during the period. These negative effects more than offset the expected improvements in the estimated Operating EBITDA generation in both of Cemex’s businesses in the United States and Spain. These non-cash impairment losses did not impact Cemex’s liquidity, Operating EBITDA, and cash taxes payable. Nevertheless, it decreased Cemex’s total assets and equity and generated net losses in the fourth quarter.

2023 Second Quarter Results	Page 14

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, Cemex translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement.

Breakdown of regions and subregions

The South, Central America and the Caribbean region includes Cemex’s operations in Bahamas, Colombia, the Dominican Republic, Guatemala, Guyana, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The EMEA region includes Europe, Middle East, Asia, and Africa.

Asia subregion includes our Philippines operations.

Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

Middle East and Africa subregion include the United Arab Emirates, Egypt, and Israel.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance, and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other income and expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products and services

SG&A expenses equal selling and administrative expenses

Strategic capital expenditures equal investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - June		Second Quarter		Second Quarter

	2023	2022	2023	2022	2023	2022
	Average	Average	Average	Average	End of period	End of period
Mexican peso	18.00	20.19	17.60	20.05	17.12	20.10
Euro	0.9236	0.9203	0.9184	0.9447	0.9168	0.9540
British pound	0.8072	0.7778	0.7979	0.8047	0.7877	0.8216

Amounts provided in units of local currency per U.S. dollar.

2023 Second Quarter Results	Page 15

Disclaimer

Except as the context otherwise may require, references in this report to “Cemex,” “we,” “us” or “our” refer to Cemex, S.A.B. de C.V. and its consolidated entities. The information included in this report contains, and other reports we will file or furnish in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed”, or other similar terms. Although Cemex believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this report. Among others, such risks, uncertainties, and assumptions that could cause results to differ, or that otherwise could have an impact on us, include those discussed in Cemex’s most recent annual report and those detailed from time to time in Cemex’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices as a result of inflation; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other remedial actions, and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our business strategy goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect the demand for consumer goods, consequently affecting demand for our products and services; climate change, in particular reflected in weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; availability and cost of trucks, railcars, barges and ships, as well as their licensed operators and drivers, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of Cemex’s operations and the development of market conditions in which Cemex operates, or other circumstances or assumptions suggested by such statements may differ materially from those described in, or suggested by, the forward-looking statements contained herein. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented and the information contained in this report is subject to change without notice, but Cemex is not under, and expressly disclaims, any obligation to update or correct the information contained in this report or revise any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise, or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This report also includes statistical data regarding, but not limited to, the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to Cemex’s prices for Cemex’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources that were available as of the date of this report. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS,

BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE

Copyright Cemex, S.A.B. de C.V. and its subsidiaries

2023 Second Quarter Results	Page 16